Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com

KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

Optibase‘s President and Executive Chairman of the BOD covered by Directors’ and Officers’ Insurance Policy

HERZLIYA, Israel, May 9, 2005 – Optibase Ltd. (NASDAQ: OBAS) today announced that the Company’s Board of Directors approved on May 2, 2005, following the approval by the Company’s audit committee, the coverage of Mr. Tom Wyler’s liability under the new directors’ and officers’ insurance policy. Such approval was granted in pursuant to the Company’s shareholders approval on December 16, 2004 of a Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) with respect to the coverage of the liability of Mr. Tom Wyler, the Company’s President and Executive Chairman of the Board of Directors who is also considered a controlling shareholder of the Company, under the general insurance policies of the Company for the coverage of directors’ and officers’ liability.

The following is a short description of the main terms of the Company’s insurance policy:

An insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 5, 2005 until March 31, 2006. Such policy covers a total liability of US $7.5 million. The premium to be paid by the Company with respect to such insurance policy is approximately US $75,000.

The Company’s audit committee and board of directors determined that such policy and the coverage of Mr. Wyler’s liability thereunder comply with the terms of the Framework Resolution, as detailed in the Company’s proxy statement dated November 18, 2004.

Pursuant to Section 1(C) of the aforementioned regulations, one shareholder or more holding 1% of the Company’s issued share capital or voting rights may notify the Company of such shareholder’s objection to the approval of the coverage of Mr. Wyler’s liability under the said insurance policy in accordance with the aforementioned regulations, provided such objection was submitted to the Company no later than 7 days as of the date of this press release. If such objection is received at the Company within such 7-day period, the coverage of Mr. Wyler’s liability under the said policy will require shareholders’ approval by a special majority pursuant to the Israeli Companies Law of 1999.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.